UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: May 16, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX TO WEBCAST ANNUAL GENERAL MEETING MAY 22, 2003

May 13, 2003

Methanex Corporation will webcast its upcoming Annual General Meeting as well as remarks by President and CEO, Pierre Choquette. The meeting will be held at the Vancouver Convention & Exhibition Centre in Vancouver, British Columbia on Thursday, May 22, 2003 at 10:30 a.m. (PDT).

Mr. Choquette’s remarks will include a review of Methanex’s results and performance over the past year, a discussion of the short-term outlook for the Company and the methanol industry and commentary on strategy and future initiatives.

Webcast services will be provided by CCNMatthews. The webcast can be accessed from the Methanex website at www.methanex.com in the Investor Centre section under “Corporate Events.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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For further information, contact:

Chris Cook
Director, Investor Relations
(604) 661-2600

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX TO ACQUIRE 850,000 TONNE PER YEAR TITAN METHANOL FACILITY IN TRINIDAD

May 15, 2003

Methanex Corporation today announced that it has agreed to acquire the remaining 90% interest in the 850,000 tonne per year Titan methanol facility in Trinidad from Beacon Energy and BP. Methanex had acquired a 10% interest in the plant in 2000. The total purchase price, including estimated transaction costs, is approximately US$79 million. The purchase price is based on a formula contained in an option that Methanex acquired from Beacon in mid 2001. Concurrent with the acquisition of the 90% equity interest, Methanex will repay approximately US$29 million of limited recourse long-term debt related to the Titan plant. Total debt related to the Titan plant after the repayment will be approximately US$194 million.

Methanex also agreed to acquire Solvadis Chemag AG’s North American methanol marketing business, including its customer list and its contract to purchase approximately 250,000 tonnes per year of Titan’s production.

The closing of these transactions is subject to customary conditions.

Mr. Pierre Choquette, Methanex’s President and CEO commented, “The Titan plant, which came on stream in 2000, is underpinned by a long-term natural gas contract and further strengthens our position as a low cost global producer. This transaction allows us to move from receiving a commission for marketing 100% of Titan’s production to realizing the full margin on the sale of methanol produced from Titan.”

Mr. Choquette continued, “Titan is located next to the 1.7 million tonne per year Atlas methanol facility, a joint venture between BP and us, which we are currently constructing. Titan and Atlas will provide us with the benefits of a low cost hub and the ability to supply the North American and Western European methanol markets on a duty-free basis.”

A conference call is scheduled for Friday, May 16 at 11:00 am EDT (8:00 am PDT) to discuss the Titan acquisition and to answer any questions. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security code for the call is 66487. A playback version of the conference call will be available until May 23 at (877) 653-0545. The reservation number for the playback version is 181972.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries: Chris Cook Director, Investor Relations Phone: (604) 661-2600)	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies, carrying out major capital expenditure projects and restarting idled capacity. Please also refer to page 40 in our 2002 Annual Report for more information on forward-looking statements